OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response. . . 11
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Unigene Labratories Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

904753100

(CUSIP Number)

Michelle McDonough Winslow Management Company, LLC 99 High Street, 12th Floor Boston MA 02110 617-788-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 05, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904753100

Person 1
1.	(a) Names of Reporting Persons.
Winslow Management Company, LLC
(b) I.R.S. Identification Nos. of above persons (entities only).
20-2859985

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Source of Funds (See Instructions) 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power 4802232

8. Shared Voting Power 0

9. Sole Dispositive Power 4802232

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4802232

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer

Item 2. Identity and Background

(a)

(b)

(c)

(d)

(e)

(f)

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

(a)

(b)

(c)

(d)

(e)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 05, 2008
Date

Eric Woodbury Chief Legal and Compliance Officer
Signature

Eric Woodbury Chief Legal and Compliance Officer
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SEC 1746 (3-06)	Advisor Consultant Network, Inc. Copyright © 2007-2008